Issuer Free Writing Prospectus

Filed Pursuant to Rule 433(f)

Registration No. 333-176775

November 1, 2012

INLAND REAL ESTATE INCOME TRUST, INC.

Inland Real Estate Income Trust, Inc. (referred to herein as “us,” “we,” “our” or the “Company”) has filed a registration statement on Form S-11 (including a prospectus) with the Securities and Exchange Commission (the “SEC”) on September 12, 2011, and the registration statement became effective on October 18, 2012, for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, as supplemented, and other documents the Company has filed with the SEC for more complete information about the Company and this offering.   You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

Alternatively, the Company, the dealer manager or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (800) 826-8228.

On October 29, 2012, ChicagoBusiness.com, a daily online news service that is published by Crain’s Chicago Business, a regional business newspaper, published an article, the full text of which is reproduced below, after asking for and obtaining an interview with Daniel L. Goodwin, our Chairman and the Chairman and Chief Executive Officer of the parent company of our sponsor.

The article was not prepared or reviewed by the Company or any of its affiliates prior to publication. ChicagoBusiness.com, the publisher of the article, routinely publishes articles on business news. ChicagoBusiness.com is wholly unaffiliated with the Company, and neither the Company, its sponsor, Inland Real Estate Investment Corporation, nor any of its affiliates have made any payment or given any consideration to ChicagoBusiness.com in connection with the article below or any other matter published by ChicagoBusiness.com concerning the Company or any of its affiliates.  Statements in the article that are not attributed directly to Mr. Goodwin represent the author’s or others’ opinions and are not endorsed or adopted by the Company or any of its affiliates. Specifically, with respect to the suggestion in the first paragraph of the article that Mr. Goodwin is disregarding the advice of counsel, which advice, in fact, Mr. Goodwin takes seriously, Mr. Goodwin notes that the statement in the article was not a quote but an interpretation. Rather, he explained in the interview that because certain of the “Inland companies” may be offering securities, legal counsel has cautioned him to generally decline interviews with the press to avoid the potential risk of inadvertent disclosure of material non-public information.

Full Text of ChicagoBusiness.com Article

[INSERT ARTICLE — PROVIDED IN SEPARATE WORD DOCUMENT.]

Inland Real Estate’s Goodwin confronts critics

By Alby Gallun October 29, 2012

Daniel Goodwin, shown at the Inland Real Estate Group of Cos. Oak Brook campus, says many nontraded REITs are cutting fees and providing more disclosure.

Roark Johnson

Daniel Goodwin has been told by his securities lawyers to keep his mouth shut, but he’s not listening. His company, Inland Real Estate Group of Cos., and his niche in the investment industry are taking too much flak to follow their advice.

After a rocky Wall Street debut for one Inland business and a Securities and Exchange Commission investigation of another, Mr. Goodwin is countering Inland’s critics, asserting that the company has been unfairly tarred for a real estate crash that spared few.

The criticism has bruised the Inland brand—and gummed up the gears of the company’s fundraising machine.

“There’s no question that the negative publicity has not helped our sales,” Mr. Goodwin, Inland’s chairman and CEO, says in a rare interview. “The issue is whether it has a major long-term significance.”

Mr. Goodwin is speaking out as the Oak Brook-based company rolls out its next offering, Inland Real Estate Income Trust Inc., with a fundraising target of $1.5 billion.

At stake for the 69-year-old executive is a reputation he and his three partners have built since 1968, when the moonlighting schoolteachers founded the business, starting with a house in Bensenville they built and sold for $29,000. Today, Inland companies own $26 billion in real estate covering 48 states, with holdings including everything from shopping centers and apartments to prisons and charter schools.

Mr. Goodwin also aims to repair the reputation of Inland’s industry: companies that sponsor so-called unlisted, or nontraded, real estate investment trusts. It’s a corner of the real estate market that has attracted regulatory scrutiny since the crash, which stuck many investors with losses. Mr. Goodwin contends that the industry needs to embrace shareholder-friendly reforms and then get the word out.

“We are hopeful that by mobilizing the industry we can remove some of the unjust negative criticisms,” says Mr. Goodwin, who is chairman of a panel of unlisted REIT executives for the National Association of Real Estate Investment Trusts.

Inland established itself as the country’s largest sponsor of unlisted REITs during the boom, raking in as much as $300 million a month from investors in 2007. Unlike listed REITs, which sell their shares to the public in one day on the New York Stock Exchange, unlisted REITs sell their shares through a network of broker-dealers via stock offerings that can last for years.

Another key difference: Though unlisted REITs are public companies—why Mr. Goodwin’s securities lawyers try to keep him quiet—their shares don’t trade on a stock exchange for several years. They eventually give investors a chance to cash out, usually by listing their shares on an exchange, where they can be sold to other investors.

Inland’s reputation took a hit in early April, when one of its companies, Retail Properties of America Inc., listed its shares on the New York Stock Exchange. Investors who sold out received the equivalent of about $3.20 a share for stock most had bought for $10 several years earlier—a 68 percent decline.

The stock price embarrassed Inland. It also angered the original investors and the financial advisers who sold them the shares.

“They really thought they got taken,” says Lawrence Cohen, owner of REIT Advisor, a Scottsdale, Ariz.-based consulting firm.

The stock price also offered more ammunition to critics of unlisted REITs who long have argued that the companies charge excessively high fees and are less accountable to investors than their listed peers.

Mr. Goodwin pointedly says he wanted Retail Properties to postpone listing its shares but defends the company, saying other real estate investment firms had similar losses because of the crash. The company’s shares have risen 55 percent since the offering, he notes. Factor in $4 in dividends paid since the company’s inception, and returns fall in the “middle of the pack” compared with its listed peers, he says.

About a month after Retail Properties started trading publicly, a sister company, Inland American Real Estate Trust Inc., disclosed that the company was under investigation by the SEC. Inland American, which has $11 billion in assets and a portfolio of more than 900 properties, is cooperating with the probe, President and CEO Thomas McGuinness says.

The question is whether Inland’s recent stumbles will hurt fundraising and prevent the company from re-establishing itself as the top money-raiser in the unlisted REIT sector. Last week, the SEC approved an offering by another REIT, Inland Real Estate Income Trust, allowing the sale of shares through broker-dealers.

Mr. Goodwin is confident that fundraising will go well. Another REIT, Inland Diversified Real Estate Trust Inc., raised just $1.10 billion, well short of its $5 billion goal, but money flowed in quickly before the offering ended last summer, with the REIT raising about $250 million in the final two months.

“They weren’t unscathed during the last cycle, but I don’t think they were tarnished by it,” says Greg Paul, CEO of Central Trade & Transfer, a Salt Lake City-based broker that specializes in unlisted REIT shares.

Responding to criticism that unlisted REITs are opaque and charge excessive fees, Mr. Goodwin says many, including Inland’s newest company, are providing more disclosure and cutting fees. Moreover, nontraded REITs pay higher dividends, a plus for investors seeking income, and their returns match up well with those of listed companies, he says.

A recent study released by Georgia-based research firm Blue Vault Partners LLC found that unlisted REITs generated annual returns of 10.3 percent, versus 11.7 percent for a benchmark of traded companies.

Mr. Goodwin still considers the last few years a low point in his career, saying it is the only time Inland’s investors have lost money. He volunteers that after the real estate crash of the early 1990s, Inland bailed out investors in some of its failed offerings even when it wasn’t required, boosting the firm’s image. “Nobody really lost any money,” he says. “And that was our claim to fame.”

Though Inland can’t bail out investors in Retail Properties, Mr. Goodwin says he can do a better job of explaining his company.

“As you get older and you become more comfortable, the pursuit of money becomes less important, and your focus turns to your legacy,” he says. “As a matter of pride, you want to restore your reputation.”

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